The Royce Funds

745 Fifth Avenue
New York, NY 10151
(212) 508-4500
(800) 221-4268

March 17, 2014

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Larry Greene, Division of Investment Management

Re:	The Royce Fund (the “Trust”)
File Nos. 002-80348 and 811-03599

Dear Mr. Greene:

This letter is in response to telephonic comments received from you regarding Post-Effective Amendment No. 120 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 122 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A (the “Prior Amendment”). The Prior Amendment was filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 17, 2014.

Set forth below are the Commission staff’s comments in italics along with the Trust’s responses to those comments. Today, the Trust is filing Post-Effective Amendment No. 122 under the 1933 Act and Amendment No. 124 under the 1940 Act to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The Amendment, which is being filed pursuant to Rule 485(b) under the 1933 Act and will go effective automatically on March 18, 2014 pursuant thereto, incorporates the Trust’ responses to the Commission staff’s comments and makes certain non-material updating changes. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Amendment.

1.	Comment: Please include the relevant Tandy representations in your response letter and submit such letter as Edgar correspondence.

Response:  The Trust acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the Amendment; (ii) Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Amendment; and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.
Comment:  Please confirm supplementally that neither Fund will engage in derivatives transactions as part of its principal investment strategies. If so, please include disclosure consistent with the letter, dated July 30, 2010, from Barry D. Miller of the Commission staff to Karrie McMillan of the Investment Company Institute.

Response: The Trust hereby confirms that neither Fund will engage in derivatives transactions as part of its principal investment strategies.

3.	Comment: Please confirm supplementally that neither Fund will invest more than 15% of its net assets in hedge funds or private equity funds.

Response: The Trust hereby confirms that neither Fund will invest more than 15% of its net assets in hedge funds or private equity funds.

4.	Comment: Please confirm supplementally that neither Fund will invest in emerging market securities as part of its principal investment strategies.

Response: The Trust hereby confirms that investing in emerging market securities is not a principal investment strategy for either Fund.

5.
Comment: In the “Principal Investment Strategies” section of the Prospectus for Royce Dividend Value Fund (“RDV”), please be more clear about the size of the companies in which RDV will primarily invest (e.g., the express references to investments in micro-cap, small-cap, and mid-cap stocks and the relevant capitalization ranges for those securities are confusing when coupled with disclosure that RDV will invest primarily in dividend-paying companies with market capitalizations up to $5 billion.)

Response:  The Trust has deleted the references to investing in dividend-paying micro-cap, small-cap, and mid-cap stocks with market capitalizations up to $5 billion. The Amendment provides that the RDV invests primarily in dividend-paying companies with market capitalizations up to $5 billion.

6.	Comment: Please list in both Prospectuses the specific types of equity securities in which the Funds may invest.

Response:  The Trust has added disclosure to each Prospectus to the effect that each Fund construes the term “equity security” in accordance with the definition set forth in the Securities Exchange Act of 1934, as amended.

7.
Comment:  Please update the bar charts and accompanying performance tables in each Prospectus to include the relevant 2013 performance information. Please update the “Financial Highlights” section of each Prospectus to include the relevant 2013 information. Please update the reference to the advisory fee rate paid by each Fund to include 2013 information.

Response: The requested changes have been made to the Prospectuses.

8.	Comment: In addition to Comment #7, please include updated performance information for all existing share classes of each Fund in accordance with Instruction 3(b) to Item 4(b) of Form N-1A.

Response:  The Trust notes that Royce Opportunity Select Fund (“ROS”) only has one class of shares (i.e., Investment Class) other than its new Service Class shares and that performance is being shown for that one existing share class. The Trust further notes that RDV has three classes of shares (i.e., Service Class, Investment Class, and Institutional Class) other than its new Consultant Class shares and that performance is being presented for the Service Class shares. The Trust believes that its presentation of performance for one share class for each Fund is appropriate for these multi-class funds under Instruction 3(a) to Item 4(b) of Form N-1A.

Unlike the new Consultant Class shares and the existing Service Class shares of RDV, the Trust further notes that the Investment Class and Institutional Class shares of RDV are not subject to any Rule 12b-1 fees and have lower operating expense ratios than either the Consultant Class or the Service Class. In light of that fact, the Trust believes that inclusion of performance for the Investment Class and Institutional Class shares of RDV in addition to performance disclosure for RDV’s Service Class shares would be of limited utility to potential Consultant Class shareholders.

9.
Comment:  Please consider: (i) the appropriateness of classifying companies as “international companies” and “developing country companies” based on the headquarters of the relevant issuer; (ii) adopting an alternate test; and/or (iii) adding disclosure to the Prospectuses regarding the risk that a company could be headquartered in one country but also have its “economic fortunes” linked to a different country.

Response:  Because the Trust believes that its current international company and developing country company definitions as set forth in the Prospectuses are appropriate, it respectfully declines to adopt a new test. The Trust has, however, added new disclosure to the Prospectuses regarding the risks associated with Fund investments in companies whose “economic fortunes” are linked to countries other than those in which they are headquartered.

10.	Comment: Please provide more detail regarding the amount of the 1.00% Rule 12b-1 fee that will be paid by RDV’s Consultant Class shares to RFS, which may consist of an asset-based sales charge.

Response: The requested disclosure has been added to the Prospectuses.

11.	Comment: In each Prospectus, please delete duplicative disclosure regarding the Trust’s customer identification program.

Response: The requested changes have been made to each Prospectus.

12.	Comment: Please confirm supplementally that Royce will not seek to recapture any amounts previously waived or reimbursed under ROS’ investment advisory fee waiver and expense reimbursement agreement.

Response: The Trust hereby confirms that Royce will not seek to recapture any amounts previously waived or reimbursed under ROS’ investment advisory fee waiver and expense reimbursement agreement.

13.	Comment: Please confirm supplementally that Royce will segregate assets for ROS to cover its short sale obligations in accordance with applicable Commission guidance.

Response: The Trust hereby confirms that Royce will segregate assets for ROS to cover its short sale obligations in accordance with applicable Commission guidance.

14.
Comment:  Under the “Investment Policies and Limitations” caption of the SAI, please add disclosure to the effect that each Fund construes Fundamental Policy 10 (i.e., each Fund may not invest more than 25% of its assets in any one industry) to prohibit investing 25% or more of its assets in any one industry.

Response:  Instruction 4 to Item 9(b) provides that funds must disclose any policy “to concentrate in securities of issuers in a particular industry or group of industries (i.e., investing more than 25% of a Fund’s net assets in a particular industry or group of industries) (emphasis added).” The Trust construes the Funds’ industry concentration policies in accordance with Form N-1A (i.e., industry concentration requires investing more than 25% of a Fund’s net assets in a particular industry or group of industries, not 25% or more). As a result, the Trust respectfully declines to add the requested disclosure to the SAI.

We believe that the proposed modifications set forth in the Amendment are responsive to the Commission staff’s comments. Please contact me at (212) 508-4578 if you have any questions or comments.

Very truly yours,

/s/ John E. Denneen
John E. Denneen
General Counsel